Exhibit 3.82

State of Delaware Secretary of State Division of Corporations Delivered 07:01 PM 11/17/2008 FILED 07:01 PM 11/17/2008 SRV 081123202 – 4624054 FILE

CERTIFICATE OF FORMATION

OF

CRC HOLDINGS, LLC

This certificate of formation of CRC HOLDINGS, LLC (the “Company”) is being executed by the undersigned for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act.

FIRST:	The name of the company is:

CRC HOLDINGS, LLC

SECOND: The address of the registered office of the Company in Delaware is 160 Greentree Dr., Suite 101, in the City of Dover, 19904 County of Kent, and its registered agent at such address is NATIONAL REGISTERED AGENTS, INC.

IN WITNESS WHEREOF, the undersigned, being the individual forming the Company, has executed, signed and acknowledged this Certificate of Formation this 17th day of November, 2008.

/s/ Nathaniel Weiner
Nathaniel Weiner
Authorized Person